UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Copper Property CTL Pass Through Trust

(Name of Issuer)

Trust Certificates

(Title of Class of Securities)

217519107

(CUSIP Number)

August 1, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 217519107	13G

1	NAMES OF REPORTING PERSONS Silver Point Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 6,333,783
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 6,333,783

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,333,783
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.4%[1]
12	TYPE OF REPORTING PERSON* IA, PN

1

The percentages used herein and in the rest of this Amendment No. 4 to Schedule 13G are calculated based upon 75,000,000 of the Issuer’s trust certificates outstanding as of March 31, 2023 as disclosed in the Issuer’s Current Report on Form 10-Q filed with the Securities and Exchange Commission on May 08, 2023.

CUSIP NO. 217519107	13G

1	NAMES OF REPORTING PERSONS Edward A. Mulé
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 6,333,783
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 6,333,783

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,333,783
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.4%[1]
12	TYPE OF REPORTING PERSON* IN

CUSIP NO. 217519107	13G

1	NAMES OF REPORTING PERSONS Robert J. O’Shea
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 6,333,783
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 6,333,783

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,333,783
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.4%[1]
12	TYPE OF REPORTING PERSON* IN

Item 1 (a) Name of Issuer:

The name of the issuer is Copper Property CTL Pass Through Trust (the “Trust”).

(b)	Address of Issuer’s Principal Executive Offices:

The Trust’s principal executive office is located at 3 Second Street, Suite 206, Jersey City, New Jersey 07311-4056.

Item 2 (a) Name of Person Filing:

This Amendment No. 4 to Schedule 13G is being jointly filed by Silver Point Capital, L.P., a Delaware limited partnership (“Silver Point”), Mr. Edward A. Mulé and Mr. Robert J. O’Shea with respect to the ownership of the trust certificates of the Trust by Silver Point Capital Fund, L.P., Silver Point Capital Offshore Master Fund, L.P., Silver Point Distressed Opportunities Fund, L.P., Silver Point Distressed Opportunities Offshore Master Fund, L.P., Silver Point Distressed Opportunity Institutional Partners, L.P. and Silver Point Distressed Opportunity Institutional Partners Master Fund (Offshore), L.P.2 Silver Point, Mr. Mulé and Mr. O’Shea are collectively referred to herein as the “Reporting Persons.”

The Reporting Persons have entered into a Joint Filing Agreement, dated August 7, 2023, a copy of which is filed with this Amendment No. 4 to Schedule 13G, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of each of the Reporting Persons is Two Greenwich Plaza, Suite 1 Greenwich, CT 06830.

(c)	Citizenship:

Silver Point Capital, L.P. is organized as a limited partnership under the laws of the State of Delaware. Both Mr. Mulé and Mr. O’Shea are U.S. citizens.

(d)	Title of Class of Securities:

Trust Certificates

(e)	CUSIP No.:

217519107

Item 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not Applicable

2

The funds listed in Item 2(a) above (collectively, the “Funds”) are managed by Silver Point or its wholly owned subsidiaries. Silver Point Capital Management, LLC (“Management”) is the general partner of Silver Point and as a result may be deemed to be the beneficial owner of the securities held by the Funds. Each of Mr. Edward A. Mulé and Mr. Robert J. O’Shea is a member of Management and has voting and investment power with respect to the securities held by the Funds and may be deemed to be a beneficial owner of the securities held by the Funds.

Item 4 Ownership:

A.	Silver Point Capital, L.P.

(a)	Amount beneficially owned: 6,333,783

(b)	Percent of class: 8.4%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 6,333,783

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 6,333,783

B.	Edward A. Mulé

(a)	Amount beneficially owned: 6,333,783

(b)	Percent of class: 8.4%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 6,333,783

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 6,333,783

C.	Robert J. O’Shea

(a)	Amount beneficially owned: 6,333,783

(b)	Percent of class: 8.4%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or direct the vote: -0-

(ii)	Shared power to vote or direct the vote: 6,333,783

(iii)	Sole power to dispose or direct the disposition: -0-

(iv)	Shared power to dispose or direct the disposition: 6,333,783

Item 5 Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6 Ownership of More Than Five Percent on Behalf of Another Person:

See response to Item 4.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on    by the Parent Holding Company or Control Person:

Not applicable.

Item 8 Identification and Classification of Members of the Group:

Not applicable.

Item 9 Notice of Dissolution of Group:

Not applicable.

Item 10 Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13G is true, complete and correct.

Date: August 7, 2023

Silver Point Capital, L.P.

By:	/s/ Steven Weiser
Name:	Steven Weiser
Its:	Authorized Signatory

Edward A. Mulé

By:	/s/ Steven Weiser
Name:	Steven Weiser
Title:	Attorney-in-fact

Robert J. O’Shea

By:	/s/ Steven Weiser
Name:	Steven Weiser
Title:	Attorney-in-fact

EXHIBIT INDEX

Exhibit	Description of Exhibit

Exhibit A	Joint Filing Agreement dated August 7, 2023.

Exhibit B	Power of Attorney of Edward A. Mulé (incorporated here by reference to Exhibit B to Schedule 13G filed by Silver Point Capital, L.P., Edward A. Mulé and Robert O’Shea with the Securities and Exchange Commission on February 16, 2016 relating to TopBuild Corp.).

Exhibit C	Power of Attorney of Robert O’Shea (incorporated here by reference to Exhibit C to Schedule 13G filed by Silver Point Capital, L.P., Edward A. Mulé and Robert O’Shea with the Securities and Exchange Commission on February 16, 2016 relating to TopBuild Corp.).